ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 20, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
20 May 2008 (ASX: Announcement & Media Release – Offshore West Africa)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 May 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

BILLION BARREL PROSPECT OFFSHORE WEST AFRICA

Senegal Exploration Summary

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau-Conaky Basin.
- The **Sangomar Shallow and Deep-Rufisque Shallow** offshore licenses cover an area of 14981 sq km over the shelf, slope, and basin floor with multiple untested plays in a proven hydrocarbon system.
- 2050 sq km 3D acquired during 2007 has been processed with detailed attribute analysis ongoing in 2008.
- Billion barrel potential in shelf edge closure (see table below).

SHELF EDGE CLOSURE – POTENTIAL

	OOIP	AREA	NET PAY	Φ	K
	MMBO	ACRES	FT	%	mD
P90	40	4,000	16	3.6	50
Mean	**1128**	**22,925**	**172**	**7**	**1000**
P10	3082	54,550	452	10	10000

Water Depth:	1300 m	(4250')
Depth to target:	2800 m	(9180')
Well TVD:	4000 m	(13,100')

Analogue:
Amposta Field: Spain
Basin: Western Mediterranean
Basin Type: Back Arc
Reservoir Rock: Karstic Limestones
Depositional Environment: Carbonate Platform
Trapping Mechanism: Tilted Horst
Age of Reservoir: Early Cretaceous
Net reservoir thickness: 194m (636ft)
Porosity & type: Karstic fractures and vugs
Proved Acres: 903hc
Ultimate recoverable: 55.96 mm bbl oil

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

Work by the Joint Venture has derived reservoir parameters that confirm a range of probabilistic oil in place (OOIP) estimates for a very large shelf edge closure and multiple fan systems. The following table illustrates that the 3D defined Aptian shelf edge Prospect falls within the giant category with mean potential exceeding a billion barrels of oil in place.

FAR and Hunt Oil Company ("Hunt") (Operator) continue a global marketing campaign aimed at securing a drilling partner on prospects defined by 3D seismic offshore Senegal. Data rooms have been opened in both Woking in the United Kingdom and Dallas, Texas to enable the review of technical information.

Provided the farmout process is successful FAR expects to be free carried through one well the timing of which would ultimately be dependant upon rig availability and other operational parameters.

Processing of 3D seismic data acquired during 2007 over portion of its Sangomar Shallow and Deep-Rufisque Shallow licences, offshore Senegal, has highlighted

- **Multiple Santonian age fan systems with stacked amplitude anomalies**
- **A very large Albian to Neocomian shelf edge closure (up to 178 km2)**
- **Adjacent Turonian source rock kitchen in oil window**

<u>Giant Albian to Neocomian Shelf Edge Closure</u>


Top
Aptian
depth
Inline 1579
3 way dip closure highlighted
10 km
closure
178 sq km

Participants

- Senegal Hunt Oil Company (Operator) 60%
- **First Australian Resources Limited 30%**
- Petrosen (State Oil Company) 10%

END

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au